UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35037 / October 24, 2023

In the Matter of

Alti Private Equity Access and Commitments Fund
ALTI, LLC

175 Varick Street
New York, NY 10014

(812-15404)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT
AND PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER THE ACT

Alti Private Equity Access and Commitments Fund and ALTI, LLC, filed an application on
November 7, 2022, and amendments to the application on March 28, 2023, June 27, 2023, July
26, 2023, August 18, 2023, and September 15, 2023, requesting an order under section 6(c) of
the Investment Company Act of 1940 ("Act") granting an exemption from sections 18(a)(2),
18(c) and 18(i) of the Act, and pursuant to section 17(d) of the Act and rule 17d-1 under the Act.
The order permits certain registered closed-end management investment companies to issue
multiple classes of shares of beneficial interest with varying sales loads and to impose early
withdrawal charges and asset-based distribution and/or service fees.

On September 28, 2023, a notice of the filing of the application was issued (Investment
Company Act Release No. 35027). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the investment company's proposed institution of asset-based distribution and/or service fees is consistent with the provisions, policies, and purposes of the Act, and will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Alti Private Equity Access and Commitments Fund and ALTI, LLC (File No. 812-15404),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based distribution and/or service fees is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.